Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of EdtechX Holdings Acquisition Corp. (the “Company”, “we”, “our” or similar terms) is based upon the Company’s amended and restated certificate of incorporation (“Charter”), the Company’s bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Charter and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Charter and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.__ is a part.

Authorized Capital Stock

Pursuant to Charter, our authorized capital stock consists of 25,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value.

Units

Composition. Each unit consists of one share of common stock and one redeemable warrant. Each warrant entitles the holder to purchase one share of common stock.

Listing. The Company’s units are listed on the Nasdaq Capital Market under the ticker symbol “EDTXU.”

Common Stock

Authorization. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable.

Listing. The Company’s common stock is listed on the Nasdaq Capital Market under the ticker symbol “EDTX.”

Voting Rights. Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

Conversion Rights. Holders of common stock issued in the Company’s initial public offering (which we refer to as “public shares”) have the right to demand that the Company convert such shares into a pro rata portion of the Company’s trust account upon the consummation of our initial business combination, either in connection with a stockholder meeting called to approve the business combination or by means of a tender offer. Notwithstanding the foregoing, a holder of public shares, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) will be restricted from seeking conversion rights with respect to 20% or more of the public shares. Accordingly, all public shares in excess of 20% held by a public stockholder will not be converted to cash.

The decision as to whether we will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek stockholder approval under the law or stock exchange listing requirement. We intend to conduct redemptions without a stockholder vote pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”) unless stockholder approval is required by law or stock exchange listing requirement or we choose to seek stockholder approval for business or other legal reasons.

If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other legal reasons, we will, pursuant to our Charter, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to consummating our initial business combination. Our Charter requires these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, stockholder approval of the transaction is required by law or Nasdaq, or we decide to obtain stockholder approval for business or other reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek stockholder approval, we will consummate our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Outside Date. Pursuant to our Charter, if we are unable to consummate a business combination on or before April 10, 2020 (subject to an extension based on certain trading requirements that were not met), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest not previously released to us but net of $100,000 of interest to pay liquidation expenses and net of franchise and income taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The initial shareholders have agreed to waive their rights to participate in any liquidation distribution occurring upon our failure to consummate an initial business combination with respect to the founder’s common stock and private shares. Our sponsors, officers and directors will therefore not participate in any liquidation distribution with respect to such shares. They will, however, participate in any liquidation distribution with respect to any shares of common stock acquired in, or following, our initial public offering.

Transfer Restrictions. The common stock sold prior to our initial public offering was placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (1) with respect to 50% of such shares, the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (2) with respect to the remaining 50% of such shares, six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares for cash, securities or other property. Additionally, the holders of our common stock purchased prior to our initial public offering have agreed (A) to vote any shares owned by them in favor of any proposed business combination, (B) not to convert any shares in connection with a stockholder vote to approve a proposed initial business combination or any amendment to our charter documents prior to consummation of an initial business combination or sell any shares to us in a tender offer in connection with a proposed initial business combination and (C) that their shares shall not participate in any liquidating distribution from the trust account upon winding up if a business combination is not consummated.

Preemptive Rights, Etc. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that upon the consummation of our initial business combination, subject to the limitations described herein, we will provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account.

Preferred Stock

Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects.

Warrants

Exercisability. Each warrant is exercisable to purchase one share of our common stock. No fractional shares will be issued upon exercise of the warrants.

Exercise Price. $11.50 per share, subject to adjustment.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. In addition, except in the case of the private warrants purchased by the underwriters and any warrants issued upon exercise by the underwriters of the unit purchase options issued by us to them upon consummation of our initial public offering, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.50 per share of common stock (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the fair market value is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the fair market value, and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the fair market value.

Exercise Period. The warrants will become exercisable on the later of one year from the completion of our initial public offering or the consummation of our initial business combination. The warrants will expire five years after the consummation of our initial business combination, at 5:00 p.m., New York time, or earlier upon our failure to consummate a business combination on or before April 10, 2020 or redemption of our common stock or our liquidation.

No warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock is available, and such shares are registered, qualified or exempt from registration under the securities laws of the state of residence of the holder. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants has not been declared effective by the end of 60 business days following the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

We have agreed to use our best efforts to file and have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, to maintain a current prospectus relating to those shares of common stock until the earlier of the date the warrants expire or are redeemed and the date on which all of the warrants have been exercised, and to qualify the resale of such shares under state blue sky laws, to the extent an exemption is not available.

Redemption of Warrants. Once the warrants become exercisable, we may redeem the outstanding warrants in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder, and if, and only if, the reported last sale price of the common stock (or the closing bid price of our common stock in the event shares of our common stock are not traded on any specific day) equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to the warrant holders. We will not redeem the warrants unless an effective registration statement covering the shares of common stock issuable upon exercise of the warrants is current and available throughout the 30-day redemption period.

If we call the warrants for redemption as described above, we will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our shares of common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

In addition to selling warrants as part of the units sold in our initial public offering, we sold warrants in a private placement simultaneously with the initial public offering. Such private placement warrants are identical to the warrants included in the units sold in the initial public offering except that the private warrants: (i) will not be redeemable by us and (ii) may be exercised for cash or on a cashless basis so long as they are held by the initial purchasers or any of their permitted transferees. Additionally, the private warrants purchased by the underwriters of our initial public offering do not contain the adjustment feature relating to issuances of additional shares of common stock for capital raising purposes in connection with our initial business combination. The initial purchasers have agreed not to transfer, assign or sell any of the private warrants and underlying securities (except to certain permitted transferees) until the completion of our initial business combination.

Fractional Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Listing. The Company’s warrants are listed on the Nasdaq Capital Market under the ticker symbol “EDTXW.”

Certain Provisions of the Company’s Charter and Bylaws

Stockholder Proposals and Director Nominations. To be properly brought before an annual meeting of stockholders, any stockholder proposal or stockholder nomination for the board of directors must be delivered to the Company’s secretary between 60 and 90 days before the annual meeting date. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Such notice must contain information specified in the Bylaws as to the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made, including name and address, class and number of shares owned, and representations regarding the intention to make such a proposal or nomination and to solicit proxies in support of it. With respect to director nominees, we may require any proposed nominee to furnish information concerning his or her eligibility to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence of the nominee and to provide a statement as to whether such nominee, if elected, intends to comply with the Company’s policies and procedures as applicable to the board of directors.

Exclusive Forum Selection. Our Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel; provided that our stockholders will not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder and can therefore bring claims for breach of these provisions in any appropriate forum. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Charter.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.